CURTISS MOTORCYCLE COMPANY, INC.

FINANCIAL STATEMENTS

For the Years Ended March 31, 2018 and 2017

(UNAUDITED)

CURTISS MOTORCYCLE COMPANY, INC.

FINANCIAL STATEMENTS

For the Years Ended March 31, 2018 and 2017

TABLE OF CONTENTS

BACKOS GROUP, PC

CERTIFIED PUBLIC ACCOUNTANTS

777 TERRACE AVENUE - SUITE 304
HASBROUCK HEIGHTS, NEW JERSEY 07604
(201) 727-0707
FACSIMILE: (201) 727-9005

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors:
Curtiss Motorcycle Company
Birmingham, Alabama

We have reviewed the accompanying financial statements of Curtiss Motorcycle Company, a Delaware corporation ("the Company"), which comprise the balance sheets as of March 31, 2018 and 2017, and the related statements of income and comprehensive income, the changes in stockholders' equity and the statement of cash flows, for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information is the representation of management. We have reviewed the information and, based on our review, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America. We have not audited the information and, accordingly, do not express an opinion on such information.



Hasbrouck Heights, NJ

November 20, 2018

CURTISS MOTORCYCLE COMPANY
Balance Sheets
As of March 31, 2018 and 2017

ASSETS

	3/31/2018	3/31/2017
Current Assets		
Cash	$ 373,542	$ 1,627
Accounts receivable	32,528	63
Inventory (Note 2)	1,080,371	856,692
Prepaid expenses	72,688	38,304
	1,559,129	896,686
Property & Equipment		
Machinery and equipment	92,407	92,407
Leasehold improvements	25,827	25,827
Furniture and fixtures	11,734	11,734
Automobiles	81,435	81,435
Other	158,363	158,363
Less: Accumulated depreciation	(258,231)	(209,816)
	111,535	159,950
Total Assets	$ 1,670,664	$ 1,056,636

LIABILITIES & STOCKHOLDERS' EQUITY

	3/31/2018	3/31/2017
Current Liabilities		
Accounts payable	$ 57,773	$ 264,151
Credit cards payable	63,741	62,540
Accrued expenses	21,012	19,616
Accrued payroll	23,628	350,158
Deferred revenue (Note 9)	497,771	469,120
Registration rights liability (Note 8)	175,500	175,500
Notes payable (Note 7)	40,482	10,865
Other liabilities	2,658	228,161
	882,565	1,580,111
Long-Term Liabilities		
Notes payable, less current portion (Note 3)	382,631	9,191
Stockholders' Equity (Deficit)		
Common stock, $0.001 par value, 200,000,000 shares authorized; 44,989,582 and 32,110,026 shares outstanding at March 31, 2018 and 2017, respectively	45,490	32,110
Preferred stock, $0.001 par value, 25,000,000 shares authorized; 1 share outstanding at March 31, 2018	1	-
Additional paid-in capital	13,100,150	12,539,898
Stock subscriptions	163,165	222,248
Subscriptions receivable	25,000	-
Treasury stock, at cost	-	(313,950)
Accumulated deficit	(12,928,338)	(13,012,972)
	405,468	(532,666)
Total Liabilities & Stockholders' Equity	$ 1,670,664	$ 1,056,636

See Accompanying Notes and Independent Accountants' Review Report.

CURTISS MOTORCYCLE COMPANY
Statements of Income and Accumulated Deficit
For the Years Ended March 31, 2018 and 2017

		3/31/2018		3/31/2017
Revenues, Net				
Sales from motorcycles	$	1,578,746	$	3,580,187
Other sales		645,903		125,427
Total income		2,224,649		3,705,614
Direct Costs				
Materials		574,995		1,780,105
Salaries		94,843		103,018
Subcontractors		108,306		151,088
Other		18,248		24,011
		796,392		2,058,222
Gross profit		1,428,257		1,647,392
General and Administrative Expenses (Schedule 1)		1,305,122		1,052,249
Income from operations	$	123,135	$	595,143
Other income (expense)				
Interest expense		(21,260)		(651)
		(21,260)		(651)
Income before income taxes		101,875		594,492
Provision for income taxes (Note 2)		17,241		8,584
Net Income	$	84,634	$	585,908
Beginning Accumulated Deficit	$	(13,012,972)	$	(13,598,880)
Ending Accumulated Deficit	$	(12,928,338)	$	(13,012,972)

CURTISS MOTORCYCLE COMPANY
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2018

	Common Stock	Preferred Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total
Balance at March 31, 2016	$ 29,757	$ -	$ 12,371,630	$ (13,598,880)	$ (313,950)	$ (1,511,443)
Net income (loss)	-		-	585,908	-	585,908
Issuance of common stock	2,353		390,516	-	-	392,869
Balance at March 31, 2017	$ 32,110	$ -	$ 12,762,146	$ (13,012,972)	$ (313,950)	$ (532,666)
Net income (loss)	-		-	84,634	-	84,634
Issuance of common stock	1,667		113,333	-	-	115,000
Issuance of preferred stock	-	1	104,999	-	-	105,000
Retirement of treasury stock	(805)	-	(313,145)	-	313,950	-
Subscribed stock issued			25,000	-	-	25,000
Share-based compensation	10,018	-	498,482	-	-	508,500
ESOP shares issued	2,500	-	97,500	-	-	100,000
Balance at March 31, 2018	$ 45,490	$ 1	$ 13,288,315	$ (12,928,338)	$ -	$ 405,468

CURTISS MOTORCYCLE COMPANY
Statements of Cash Flows
For the Years Ended March 31, 2018 and 2017

	3/31/2018	3/31/2017
Cash flows from operating activities		
Net income	$ 84,634	$ 585,908
Adjustments to reconcile net income to net cash		
provided by operating activities		
Depreciation and amortization	48,414	44,553
Share-based compensation	100,000	-
Deferred income taxes	-	
(Increase) decrease in assets		
Accounts receivable	(32,465)	(122,903)
Inventory	(223,679)	(225,086)
Prepaid expenses	(34,384)	(26,491)
Increase (decrease) in liabilities		
Accounts payable	(206,378)	(41,911)
Credit card payable	1,201	17,328
Accrued expenses and other current liabilities	(550,637)	25,918
Deferred revenue	28,651	(630,888)
Net cash provided (used) by operating activities	(784,643)	(373,572)
Cash flows from financing activities		
Payments on notes payable	(10,864)	(49,169)
Proceeds from notes payable	413,922	-
Retirement of treasury stock	313,950	-
Issuance of common stock	439,550	393,004
Net cash provided (used) by financing activities	1,156,558	343,835
Net increase in cash	371,915	(29,737)
Cash at beginning of year	1,627	31,364
Cash at end of year	$ 373,542	$ 1,627
Supplemental schedule of cash flow information:		
Cash paid during year for:		
Interest	$ 21,260	$ 651
Income taxes	$ 17,161	$ 8,584

See Accompanying Notes and Independent Accountants' Review Report.

NOTE 1.   BUSINESS STRUCTURE AND BACKGROUND

Organization

Curtiss Motorcycle Company was founded as Confederate Motors, Inc. in 1991, and was incorporated in 2003 in the state of Delaware. The Company manufactures handcrafted American street motorcycles, and its main office is located in Birmingham, Alabama. On January 3, 2018, the Company changed its name to "Curtiss Motorcycle Company, Inc."

In 2017, the Company commenced a transition from the manufacture of gasoline-powered engines to electrical-powered engines in all models designed by the Company.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

The Company's cash and cash equivalents are deposited with a financial institution. These deposits are subject to credit risk to the extent they exceed federal insurance limits. The Company has not experienced any loss on its deposits of cash and cash equivalents.

Risks and Uncertainties
As the Company faces heavy competition and operates in a rapidly changing industry that is significantly impacted by advancements in technology, the Company's results of operations are subject to significant risks and uncertainties. The Company's success is largely dependent on its ability to anticipate, identify, and react to changes in trends.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and Development Costs

Research and development costs are charged to expense as incurred and included within operating expenses in the accompanying statements of income and retained earnings. Research and development costs totaled $246,240 and $86,231 for the years ended March 31, 2018 and 2017, respectively.

Inventory

Inventory is valued at the lower of cost or market using the first-in, first-out (FIFO) method. Inventory consists of raw materials, work in process (WIP), finished goods, direct labor associated with finished goods and apparel.

	3/31/2018	3/31/2017
Raw materials	$788,168	$523,769
Work in process	-	53,108
Finished goods	249,470	272,145
Trade-in model	41,000	-
Apparel	1,733	7,670
Total	$1,080,371	$856,692

The presale nature of the business limits the amount of obsolescence or spoilage of inventory. Further, the support of existing products and previous models depletes inventory that is out of production. Because the Company sells to overseas customers, it must comply with other countries' regulations for vehicle manufacturers to support vehicles for a certain length of time. Therefore, no amount has been recognized in the financial statements as an obsolescence reserve.

Property and Equipment

Additions to property and equipment are recorded at cost. Maintenance, repairs and renewals are expensed and additions and improvements are capitalized. Depreciation is provided for on the straight-line method over the respective useful life of the asset. The lives utilized for the major asset categories are as follows:

	No. of Years
Machinery and equipment	3
Furniture and fixtures	3
Automobiles	5
Alternative use items	5

Leasehold improvements are depreciated over the lesser of the estimated useful lives or the lease terms.

Advertising

The Company's policy is to expense costs of advertising as incurred. For the years ended March 31, 2018 and 2017 advertising expense amounts to $75,454 and $104,100, respectively.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Shipping and Handling Costs
The shipping and handling expenses of the Company and the amount billed to the customers are reflected in the results of operations as costs of sales.

Income Taxes
The Company has elected to be taxed under the provision of Subchapter C of the Internal Revenue Code. As a result, the Company is subject to corporate federal and state income taxes. The Company had no unrecognized tax liabilities at March 31, 2018 and 2017. There are no tax related interest and penalties included in the accompanying financial statements. The Company switched from a calendar year to a fiscal year for income tax reporting purposes beginning with the year ending March 31, 2016.

As of March 31, 2018, tax returns for years subsequent to December 31, 2014 are still open for examination by taxing authorities.

The Company accounts for income taxes in accordance with accounting guidance now codified as FASB ASC Topic 740, *"Income Taxes,"* which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

Accounting guidance now codified as FASB ASC Topic 740-20, *"Income Taxes – Intraperiod Tax Allocation,"* clarifies the accounting for uncertainties in income taxes recognized in accordance with FASB ASC Topic 740-20 by prescribing guidance for the recognition, de-recognition and measurement in financial statements of income tax positions taken in previously filed tax returns or tax positions expected to be taken in tax returns, including a decision whether to file or not to file in a particular jurisdiction. FASB ASC Topic 740-20 requires that any liability created for unrecognized tax benefits is disclosed. The application of FASB ASC Topic 740-20 may also affect the tax bases of assets and liabilities and therefore may change or create deferred tax liabilities or assets. The Company would recognize interest and penalties related to unrecognized tax benefits in income tax expense. At March 31, 2018 and 2017, respectively, the Company did not record any liabilities for uncertain tax positions.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its estimated fair value on a discounted cash flow basis. The cash flow estimates used to determine the impairment, if any, reflect management's best estimates using appropriate assumptions and projections at that time. Management believes that no significant impairment of its long-lived assets has occurred as of March 31, 2018

NOTE 3.   NOTES PAYABLE

Ford Credit
In January 2015, the Company entered into a loan agreement in the amount of $42,810 with Ford Credit for the purchase of a 2015 Ford T250, for a term of four years, and carrying an interest rate of 1.9% per annum. As of March 31, 2018 and 2017, the outstanding balance amounts to $9,191 and $20,056, respectively. Interest expense reflected in the results of operations for the years ended March 31, 2018 and 2017 amounts to $287 and $490, respectively. The loan is secured by the underlying vehicle.

BizCapital BIDCO I, LLC
On December 21, 2017, the Company entered into a note payable with BizCapital BIDCO I, LLC in the amount of $500,000. As of March 31, 2018, the outstanding balance amounts to $413,922. The terms of the agreement require six monthly interest-only payments, followed by monthly payments of principal and interest of approximately $5,543. The loan carries a variable interest rate, beginning at 5.1% per annum, and a term of ten years.

NOTE 4.   STOCKHOLDERS' EQUITY

The Company is authorized to issue 200,000,000 shares of common stock. As of March 31, 2018 and 2017, there were, respectively, 44,989,582 and 32,110,026 shares outstanding at par value of $0.001. The shares confer no dividends.

During the year ended March 31, 2018, the Company issued a total of 10,017,888 shares to Matthew Chambers as settlement for past and current compensation owed to him between 2013 and March 31, 2017, which was previously accrued as a liability during the respective time periods. The shares were valued at $508,500 on the balance sheet as of March 31, 2018.

NOTE 4.   STOCKHOLDERS' EQUITY (CONTINUED)

On November 20, 2017, the Company issued one share of preferred stock to Matthew Chambers, at a par value of $0.001. This share confers no dividends, and entitles the holder to cast votes representing forty percent (40%) of all outstanding votes at any meeting of stockholders.

The Company sponsors a non-leveraged employee stock ownership plan (ESOP) that covers all employees, consultants, and advisors of the Company. As of March 31, 2018, the Company has issued 2,500,000 shares to employees and contractors under this plan. ESOP compensation expense totaled $100,000 for the year ended March 31, 2018.

In 2012, the Company entered into an agreement with a stockholder to repurchase 805,000 shares of the Company's common stock, in exchange for settling an outstanding dispute between the parties. Of the total payment to the stockholder, $313,950, representing the market value of the Company's common shares at the date of the agreement, was included as treasury stock on the Company's balance sheet. On December 31, 2017 the Company retired all 805,000 shares of treasury stock.

As of March 31, 2018, the company did not have any outstanding stock options or warrants.

NOTE 5.   OPERATING LEASES

On November 1, 2013, the company entered into a five year lease for its office space, which includes abatement of certain rental payments for the first year. Total lease payments under this lease agreement amount to approximately $454,051. For the years ended March 31, 2018 and 2017, lease payments under this agreement amount to $89,901 and $88,873, respectively. The lease expires on December 31, 2018 and the Company is in the process of renegotiating the lease, as well as viewing other suitable properties that meet the needs of the business.

NOTE 6.   RELATED PARTY TRANSACTIONS

Pamela Miller, the life partner of Chairman and CEO Matthew Chambers, handles patent and trade name filings/renewals and administrative support for the Company. Though no formal contract between the Company and Pamela Miller has been established, her compensation was $48,000 and $46,200 for the years ended March 31, 2018 and 2017, respectively. Additionally, Pamela Miller is the guarantor for the majority of the loans and leases, vendor open accounts and the corporate credit card.

NOTE 7.   COMMITMENTS AND CONTINGENCIES

At March 31, 2018, future minimum payments under the Company's debt and lease obligations are as follows:

Year ending March 31,	Vehicle Loans	Note Payable	Office Lease	Total
2019	$9,191	$31,291	$67,426	$107,908
2020	-	$43,623	-	$43,623
2021	-	$45,900	-	$45,900
2022	-	$48,297	-	$48,297
2023	-	$50,818	-	$50,818
Thereafter	-	$280,071	-	$280,071

Certain contingencies may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unstated claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or claims as well as the perceived merits of the amount of relief sought or expected to be sought.

With the exception of the lawsuit discussed in more detail below and the potential registration rights penalty described in Note 8, the Company is currently not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

Met-L-Flo, Inc. v. Confederate Motors, Inc.
In June 2016, the Company contracted with Met-L-Flo, Inc. on a custom order of 100 headlamps. Met-L-Flo proceeded to manufacture the entire order without receiving a pre-discussed 50% down payment or finalized purchase orders. The Company periodically requested, paid for, and received four increments of ten headlamps over the course of six months. Eventually, Met-L-Flo refused to deliver any more headlamps without receiving payment for the balance yet to be delivered.

On September 13, 2017, Met-L-Flo filed a civil complaint in the Circuit Court of Jefferson County, Alabama, demanding payment of $34,361 plus interest, late charges, attorney's fees, damages and remedies allowed under the Uniform Commercial Code. As of November 20, 2018, the case is still pending before the Court. The Company's legal counsel believes it is likely the Company will not be compelled to pay damages as the Company made no prepayment for any items and no commitment to purchase all of the items at once.

NOTE 8.   REGISTRATION RIGHTS PENALTY

Related to common stock and convertible debt issued in prior years, the Company's equity holders were entitled to receive liquidated damages. After evaluating the registration rights provision and the probability of incurring liquidated damages, the Company recorded the full penalty, which is reflected as a liability in the accompanying balance sheets.

As of March 31, 2018 and 2017, the amount of the registration rights liability was $175,500. In the event demands for payment are made in the future, management intends to seek a negotiated settlement with the holders of the penalty rights and to satisfy the obligation through the issuance of equity shares or an installment payment plan from operating revenues or equity offerings.

NOTE 9.   REVENUE RECOGNITION

Revenues from the sale of motorcycles and equipment are recognized when products are delivered or shipped.

Before working on new orders, the Company typically requests an advanced payment from its customers to secure the order. These non-refundable payments are reported as deferred revenue in the accompanying balance sheets. The amount of deferred revenue as of March 31, 2018 and 2017 amounts to $497,771 and $469,120, respectively.

NOTE 10.   GOING CONCERN

In evaluating the Company's ability to continue as a going concern, management concluded that business will continue for the foreseeable future given the following consideration.

At March 31, 2018, the Company maintained a backlog of orders represented by deferred revenue totaling $497,771. This is a revolving account with funding added as new orders are placed and relieved to revenue as motorcycles are shipped. As of the date of this report, the Company has the needed inventory to begin relieving these funds as revenue.

NOTE 11.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 20, 2018, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

CURTISS MOTORCYCLE COMPANY
Schedule 1: General and Administrative Expenses
For the Years Ended March 31, 2018 and 2017

	3/31/2018	3/31/2017
Salaries	$ 551,997	$ 469,758
Payroll taxes	25,751	22,621
Employee benefits	16,653	15,346
Professional fees	95,886	65,104
Advertising and marketing (Note 2)	75,454	104,100
Insurance	39,279	46,134
Rent and utilities	93,272	65,323
Research and design (Note 2)	246,240	86,231
Office expense	16,224	26,579
Communication	10,899	13,224
Travel	43,650	46,016
Entertainment	15,672	21,424
Depreciation	48,414	44,553
Finance charges	25,731	25,425
Other	-	411
Total	$ 1,305,122	$ 1,052,249

See Accompanying Notes and Independent Accountants' Review Report.